

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3720

June 19, 2008

Mr. Ron Carter
President
Revolutionary Concepts, Inc.
2622 Ashby Woods
Matthews, NC 28105

Re: Revolutionary Concepts, Inc.
Registration Statement on Form S-1, file no. 333-151177
Filed on May 23, 2008

Dear Mr. Carter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that effective February 4, 2008, the Securities and Exchange Commission has adopted a new system of disclosure rules for smaller companies

filing periodic reports and registration statements with the SEC. Subsequent to the effective date of the new rules, a small business issuer filing a Securities Act registration statement filing on Form S-1 should track the item requirements of Regulation S-K, as opposed to following the Form SB-2 disclosure format. We note that you retain a number of headings throughout your document reflecting item requirements of Form SB-2, for example, "Plan of Operation" on page 13 and "Certain Relationships and Related Transactions" on page 20. Please revise generally to ensure that your document matches the item requirements of Form S-1. In addition to this general comment, we have commented below on particular item requirements. Please refer to "Changeover to the SEC's New Smaller Reporting Company System by Smaller Business Issuers and Non-Accelerated Filer Companies, A Small Entity Compliance Guide. January 25, 2008" available on the Commission website, www.sec.gov.

2. Please provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note on page 15 that you refer to electronic industry figures provided by the Freedonia Group of $10 billion, and on page 16 to the USBX Year End Security Update regarding the value and annual growth of the network camera video segment of the security industry. Confirm for us that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, if the reports were prepared for you, please file the experts' consents as Exhibits.

3. Your filing appears to be a combination of cut and paste excerpts from other prospectuses. While the company is not prohibited from doing so, the document contains numerous passages that are out of place and do not make sense.

    - The first paragraph of the cover page is confusing. Correct your statement that you are registering for resale "2,000,000 shares of common stock issuable upon the exercise of 1,000 warrants of up to 3,642,000 shares of common stock;"
    - Your statement that Speechphone provides virtual secretarial services to 400,000 appears out of place; and
    - We are uncertain why you have included the bullet point disclosure found earlier on the page in your discussion of liquidity.

    These are just examples. You should review your entire document and correct all non sequiturs.

Front Cover Page

4. Please revise your outside cover page to indicate whether the issuer is a smaller reporting company. Refer to Form S-1, as amended in Release No. 33-8876, effective February 4, 2008.

Outside Front Cover Page of the Prospectus

5. Reduce your outside front cover page to one page in length. Refer to Item 501(b) of Regulation S-K. Note that the outside cover page should be restricted to key information concerning the offering. In this regard, the detailed disclosure concerning the status of the selling shareholders as underwriters, as well as disclosure regarding your financial condition, can be placed within the body of your prospectus.

6. Please revise to clarify that in order to be quoted on the NASD OTC Bulletin Board, a market maker must file an application on behalf of Revolutionary Concepts, Inc. The company is not able to file such an application on its own behalf. Further, please revise to clarify that your securities would be traded, as opposed to listed, in the Pink Sheets.

Risk Factors, page 4

We may have insufficient liquidity to continue., page 6

7. To the extent practicable, please revise to provide an estimate of the amount of funds you will need to implement your business plans for the next twelve months.

We may incur significant costs to ensure compliance with corporate governance and accounting requirements., page 7

8. Please revise to provide an estimate of the costs associated with becoming a reporting company.

Available Information, page 9

9. Please revise the final paragraph to reflect the address of the Commission consistent with that given at paragraph two of this section.

Management's Discussion and Analysis, page 10

Loans to Owners and Officers, page 13

10. Clarify if there is an expectation by the company that these loans will ever be repaid.

Plan of Operation, page 13

11. Please revise paragraph two to provide an estimate of the funds you will need to "complete commercialization during 2008." When you revise, please briefly describe what you mean by the phrase "complete commercialization."

12. Clarify that there are no assurances that the company will receive any proceeds from the exercise of the warrants.

Quarterly results of operations, page 14

13. Please revise to provide all disclosure regarding results of operations required by Item 303(d) of Regulation S-K for the last two complete fiscal years for which you have included financial statements.

Liquidity and Capital Resources, page 14

14. Please revise to provide a more robust discussion of your liquidity including, for example, identifying any known demands, commitments, events or uncertainties likely to affect your liquidity in a material way. For example, discuss how the company expects to repay the promissory note due in October 2008, the renewal of its material contract with Absolutely New in July 2008, the manufacturing agreement with Orbital Sciences Corporation and advances to your management. Refer to Item 303(a)(1) of Regulation S-K.

Cash flows from operating activities, page 14

15. Please revise to further explain how net cash used in operating activities for the first quarter of 2008 is attributable to a net loss of $29,006.18.

Business, page 15

16. In the third paragraph of this section, you indicate that you will use the proceeds from the exercise of the warrants to fund your development agreements. Since these proceeds are not guaranteed, discuss any alternatives for funding these requirements.

Industry, page 16

17. Clarify how the discussion of the USBX "white paper" that references venture funding from 2004 and 2005 is relevant to a discussion of current industry conditions.

Competition, page 18

18. Expand this discussion to highlight the company's competitive position in the industry and the methods of competition for the company. Clarify why management believes prospective customers will choose the company instead its competitors.

Principal Shareholders, page 19

19. Your "totals" column is incorrect. Please revise.

Executive Compensation, page 20

20. We note you have no compensation to report for 2007. However, please revise to comply with Item 402 of Regulation S-K as it applies to smaller reporting companies including, for example, providing your summary compensation table in the revised format pursuant to Item 402(n). Please refer to Item 402 of Regulation S-K, as last amended in Release No. 33-8876, effective February 4, 2008.

21. We note that the advances to management have been partially repaid. Discuss why the company considers loans to members of management compensation, and whether there was, and still is, an expectation that these loans will ever be repaid. Quantify the amounts repaid to date and indicate who has repaid such advances.

Certain Relationships and Related Transactions, page 20

22. Please revise in each instance to indicate the basis upon which the parties to the agreements you have identified is a related person. Refer to Item 404(a)(1) of Regulation S-K.

23. Explain what services were provided to the company by Red Moon Marketing, Inc. and NexCom.

24. Please revise to clarify whether you continue to retain Sedgefield Capital beyond the June 2007 extension, and if so, the fees associated with the continuation of this agreement.

Plan of Distribution, page 24

25. Since you identify all the selling shareholders as statutory underwriters, they will be unable to rely upon Rule 144 for their resales. Therefore, please remove your references to future sales possibly pursuant to Rule 144 or advise why reliance upon Rule 144 is permitted.

Description of Securities, page 27

Redeemable Common Stock Purchase Warrants – Class A and Class B, page 27

26. Only the resale of the shares underlying the warrants is being registered. The issuance of the shares upon the exercise of the warrants cannot be registered; therefore, explain why exercise of the warrants may only occur if "an appropriate registration statement is then in effect…" Clarify whether the warrants are currently exercisable. Advise what the investors' rights are with respect to the warrants if you the registration statement is not declared effective or if you fail to keep the registration statement current until the expiration of the warrants.

Financial Information, page 29

27. Expand your statement of income (loss) and your statement of cash flows to include a column which presents cumulative amounts of expense since your inception, as required by paragraph 11.b and 11.c of SFAS 7.

Balance Sheet, page 30

28. We view receivables from affiliates, such as the $86,230 of loans to shareholders as of March 31, 2008, as being akin to an unpaid subscription receivable or an unpaid capital contribution. Revise your balance sheet to present this receivable as a deduction from equity or disclose that it has been paid in cash and advise us. We refer you to SAB Topics 4:E and 4:G for the Staff's views concerning this subject.

Statement of Income (Loss), page 31

29. Tell us and disclose in MD&A the nature of the costs listed as "professional development" for the year ended December 31, 2007.

Statement of Cash Flows, page 33

30. It is unclear to us why several of the items you have included in determining cash used by operations are not investing activities, in accordance with SFAS 95. For

example, it appears that loans to shareholders, purchases of equipment, patent costs, and research and development costs relate to investing activities. Please revise your statement of cash flows or advise.

31. Revise your cash flow from financial activities section of your cash flow statement to describe and quantify the transactions that resulted in increases in common stock and paid in capital.

Statement of Stockholders' Accumulated Deficit, page 32

32. Expand your statement of stockholders' deficit for each issuance of shares or warrants to disclose the date and number of shares issued for cash or other consideration.

33. We note at page 2 that you issued units consisting of a total of 1,000,000 shares of stock in a private placement in 2005. Tell us why your statement of stockholders' deficit shows that only 850,000 shares were issued in 2005 and that 6,000 shares were issued in 2006.

Note 1 – Summary of Significant Accounting Policies, page 35

Research and Development Costs, page 35

34. Describe for us in more detail the nature of the costs that you have capitalized as of December 31, 2007 as "Research and Development." Tell us how you applied the guidance in SFAS 2, including paragraph 12, in determining that these costs were not required to be expensed as incurred. Tell us the amortization period that you have applied for these costs.

In addition, given the stage of development of your business and your disclosure elsewhere in the document regarding your research and development efforts, tell us why you have not recorded any expenses in your income statement during the years ended December 31, 2006 and December 31, 2007 regarding product research and development.

Note 8 – Common Stock Shares for Services, page 38

35. We note your disclosure that you issued 313,500 shares for professional services, valued at $.50 per share. Tell us where you have classified this expense in your statement of income (loss).

Signatures

> 36. Please revise to indicate who is signing in the capacity of controller or principal financial officer. Refer to Form S-1, Signatures, Instruction 1.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3353, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Charles Barkley, Esq.
        via facsimile, 704-944-4280